Mail Stop 3010

December 22, 2009

VIA U.S. MAIL and FAX 801-365-4881

Kent Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Suite 400
Salt Lake City, UT 84121

> **Re:** **Extra Space Storage Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2009**
> **Filed November 5, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 001-32269**

Dear Mr. Christensen:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 2. Properties, page 23

1.   Please revise future filings to disclose the average annual rent per square foot for your properties.

Financial Statements

Condensed Statements of Operations, page 54

2.   Please tell us how your presentation complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 60

3.   You disclose your policy related to impairment testing of long-lived assets and also note that you determined that no property was impaired and no impairment charges were recognized for the years ended December 31, 2008, 2007, and 2006. Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment. Also tell us if you determined that any such events occurred in the year ended December 31, 2008 or in 2009 for any of your properties. To the extent that you did not believe that any such events occurred in 2008 or 2009, tell us what consideration you gave to the decreasing occupancy rates and rental rates you have been experiencing at your stabilized properties.

Item 15. Exhibits and Financial Statement Schedules, page 78

4.   We note that some of your exhibits were filed as forms of instruments or agreements. We refer to Exhibits 4.3, 4.4, 10.11, 10.12, 10.13, 10.26, 10.33, and 10.34. Please tell us why you have filed only the "form of" these agreements rather than the final, executed agreements. If you are relying on Instruction 2 to Item 601 of Regulation S-K, please explain the basis for relying on this instruction, and tell us whether you have filed the schedule required by the instruction.

5.   We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not include the referenced schedules or exhibits attached. We refer to Exhibits 10.20, 10.23, 10.25, 10.30, 10.31, and 10.32. Item 601(b)(10) requires you to file all material contracts in their entirety. Please file

the complete agreements with your next report or tell us why you believe this information is no longer material to investors.

Item 9A. Controls and Procedures

(i) Disclosure Controls and Procedures, page 109

6.   Your disclosure indicates that your disclosure controls and procedures were designed to only provide reasonable assurance of achieving the desired control objectives. In light of this, please confirm to us and disclose in future filings, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective "at the reasonable assurance level."

Proxy Statement on Schedule 14A, filed April 3, 2009

Setting Executive Compensation, page 15

Base Salary, page 15

7.   We note that base salaries for your named executive officers were higher in 2008 than they were in 2007. Please tell us the basis for the increases in base salary for each individual. Describe the specific factors considered by the C/N/G Committee and how those factors resulted in the increases awarded to each person. Provide us with a similarly detailed description of long term incentive awards granted in February 2008, which are mentioned on page 16 of your document. Confirm that you will provide similar disclosure regarding base salary and long term incentive awards in future filings.

Annual Incentive Bonus, page 15

8.   We note that the annual incentive bonus is tied half to achievement of specified individual goals. Please tell us the specific individual goals established for 2008, both qualitative and quantitative, and describe how the C/N/G Committee measured individual achievement of those goals. Discuss how achievement was tied to actual performance awards granted in 2008, and explain why the COO received only 85% of his target bonus amount while the other named executive officers received 100% of their target amounts. Refer to Item 402(b)(2) of Regulation S-K. Confirm that you will provide similarly detailed disclosure in future filings.

9.   Please tell us the specific FFO target that you established for the 2008 performance goal. Also, please tell us why the C/N/G Committee used an adjusted FFO number in determining incentive compensation awards for 2008.

> Currently, it is not clear how the adjusted FFO of $1.18 million relates to the target FFO for the year. Confirm that you will provide similar disclosure in future filings.

Form 10-Q for the quarterly period ended September 30, 2009

Financial Statements

Condensed Consolidated Statements of Operations, page 5

10.   Please tell us how you have complied with paragraph 3 of ASC 205-20-45, or tell us how you determined it was not necessary to present the operations for your assets held for sale or your assets sold as discontinued operations.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at (202) 551-3657 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant